Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525)
ANNOUNCEMENT OF POLL RESULTS OF
THE ANNUAL GENERAL MEETING HELD ON 2 JUNE 2011
REMOVAL AND ELECTION OF DIRECTORS AND SUPERVISORS

The Board is pleased to announce that all the Resolutions were duly passed at the AGM by way of poll.
The term of office of the fifth session of the Board and Supervisory Committee of the Company expired upon the conclusion of the AGM.
Pursuant to the Resolutions, Mr. Xu Xiaoming, Mr. Guo Zhuxue, Mr. Shen Yi, Mr. Li Liang, Mr. Yu Zhiming and Mr. Luo Qing were re-appointed non independent directors of the sixth session of the Board of the Company and Mr. Lu Minlin, Mr Liu Xueheng and Ms. Liu Feiming were appointed independent directors of the sixth session of the Board of the Company. Mr. Xu Ling, Mr. Chen Shaohong and Mr. Li Zhiming were re-appointed as supervisors who represent the shareholders of the sixth session of the Supervisory Committee of the Company and Mr. Shen Jiancong was appointed as supervisor who represents the shareholders of the sixth session of the Supervisory Committee of the Company, all with effect from 2 June 2011. Following the conclusion of the AGM, Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lu Yuhui have ceased to be independent directors of the Company and Mr. Wang Jianping has ceased to be a supervisor of the Company.
Our Company held the third meeting of the third session of the trade union plenary committee of the Company, Mr. Liu Xilin has ceased to be a supervisor of the Company elected by staff with effect from 2 June 2011. Mr. Xu Huiliang was re-elected by the third meeting of the third session of the trade union plenary committee of the Company as supervisor elected by staff of the sixth session of the Supervisory Committee and Mr. Chen Jianping was elected by the third meeting of the third session of the trade union plenary committee of the Company as supervisor elected by staff of the sixth session of the Supervisory Committee with effect from 2 June 2011.
Reference is made to the notice of Annual General Meeting (the “AGM Notice”) of Annual General Meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) dated 13 April 2011, and the circular of the Company dated 13 April 2011 (the “Circular”). Unless otherwise defined, terms used herein shall have the same meaning as defined in the AGM Notice and the Circular.

POLL RESULTS OF THE AGM
The board of directors of the Company (the “Board”) is pleased to announce that all the resolutions as set out in the AGM Notice (the “Resolution”) were approved by the Shareholders by way of poll at the AGM. The poll results in respect of the Resolutions are as follows:

Number of votes and percentage
ORDINARY RESOLUTIONS		For	Against
1.	To review and approve the work report of the Board of the Company for 2010	2,991,465,027 99.99%	177,200 0.01%
2.	To review and approve the work report of the Supervisory Committee of the Company for 2010	2,991,420,027 99.99%	207,200 0.01%
3.	To review and approve the audited financial statements of the Company for 2010	2,991,528,477 99.99%	165,150 0.01%
4.	To review and approve the proposed profits distribution of the Company for 2010	2,991,416,477 99.99%	225,750 0.01%
5.	To review and approve the financial budget of the Company for 2011	2,991,369,227 99.99%	215,400 0.01%
6.
To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2011 and to authorize the Board and the Audit Committee to determine its remuneration
		2,976,049,227 99.48%	15,626,500 0.52%
7.
To review and approve the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2011 and to authorize the Board and the Audit Committee to determine its remuneration.
		2,976,013,727 99.48%	15,624,650 0.52%
8.	To vote for the non independent directors of the sixth session of the Board of the Company by way of a cumulative voting system

Number of votes and percentage
ORDINARY RESOLUTIONS		For	Against
8.1	To elect Mr. Xu Xiaoming as non independent director of the sixth session of the Board of the Company	2,966,889,339 99.37%	19,513,650 0.65%
8.2	To elect Mr. Guo Zhuxue as non independent director of the sixth session of the Board of the Company	2,977,810,039 99.73%	7,946,000 0.27%
8.3	To elect Mr. Shen Yi as non independent director of the sixth session of the Board of the Company	2,965,431,389 99.32%	19,513,650 0.65%
8.4	To elect Mr. Li Liang as non independent director of the sixth session of the Board of the Company	2,978,171,489 99.74%	7,946,000 0.27%
8.5	To elect Mr. Yu Zhiming as non independent director of the sixth session of the Board of the Company	2,977,837,289 99.73%	7,946,000 0.27%
8.6	To elect Luo Qing as non independent director of the sixth session of the Board of the Company	2,978,027,239 99.74%	7,946,000 0.27%
9.	To vote for the independent director of the sixth session of the Board of the Company by way of a cumulative voting system
9.1	To elect Mr. Lu Minlin as independent director of the sixth session of the Board of the Company	2,986,630,039 100.00%	0 0.00%
9.2	To elect Mr. Liu Xueheng as independent director of the sixth session of the Board of the Company	2,986,482,989 100.00%	0 0.00%
9.3	To elect Ms. Liu Feiming as independent director of the sixth session of the Board of the Company	2,986,329,789 99.99%	0 0.00%
10.	To vote for the supervisors who represent the shareholders of the sixth session of the Supervisory Committee of the Company by way of a cumulative voting system
10.1	To elect Xu Ling as supervisor who represents the	2,973,964,453 99.61%	11,809,386 0.40%

Number of votes and percentage
ORDINARY RESOLUTIONS		For	Against
shareholders of the sixth session of the Supervisory Committee of the Company
10.2	To elect Chen Shaohong as supervisor who represents the shareholders of the sixth session of the Supervisory Committee of the Company	2,973,031,453 99.58%	11,809,386 0.40%
10.3	To elect Mr. Li Zhiming as supervisor who represents the shareholders of the sixth session of the Supervisory Committee of the Company	2,983,546,849 99.93%	2,019,240 0.07%
10.4	To elect Shen Jiancong as supervisor who represents the shareholders of the sixth session of the Supervisory Committee of the Company	2,974,243,899 99.62%	11,960,240 0.40%
11.	To review and approve the remuneration and allowance of directors of the sixth session of the Board of the Company	2,989,717,739 99.97%	1,040,100 0.03%
12.	To review and approve the allowance of supervisors of the sixth session of the Supervisory Committee of the Company	2,989,908,239 99.97%	854,600 0.03%
Hong Kong Registrars Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.
As at the date of the AGM, the issued share capital of the Company was 7,083,537,000 Shares.
The total number of Shares entitling the holders to attend and vote for or against the Resolutions at the AGM was 7,083,537,000 Shares and there were no Shares in respect of which their holders were entitled to attend and vote only against the Resolutions at the AGM.
REMOVAL AND ELECTION OF DIRECTORS AND SUPERVISORS
     The term of office of the fifth session of the Board and Supervisory Committee of the Company expired upon the conclusion of the AGM. Following the conclusion of the AGM, Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lu Yuhui have ceased to be independent directors of the Company and Mr. Wang Jianping has ceased to be a supervisor of the Company.Mr. Dai Qilin, Mr. Wilton Chau Chi Wai, Mr. Lu Yuhui and Mr. Wang Jianping have confirmed that they have no disagreement in any or all aspects with the Board and Supervisory Committee, and there are no matters that need to be brought to the attention of the shareholders in respect to the expiration of their term of office. The Board would like to thank Mr. Dai Qilin, Mr. Wilton Chau Chi Wai, Mr. Lu Yuhui and Mr. Wang Jianping for their valuable contribution to the Company during their term of office.
     Pursuant to the Resolutions, Mr. Xu Xiaoming, Mr. Guo Zhuxue, Mr. Shen Yi, Mr. Li Liang, Mr. Yu Zhiming and Mr. Luo Qing were re-appointed non independent directors of the sixth session of the

Board of the Company and Mr. Lu Minlin, Mr Liu Xueheng and Ms. Liu Feiming were appointed independent directors of the sixth session of the Board of the Company. Mr. Xu Ling, Mr. Chen Shaohong and Mr. Li Zhiming were re-appointed as supervisors who represent the shareholders and Mr. Shen Jiancong was appointed as supervisor who represents the shareholders of the sixth session of the Supervisory Committee of the Company, all with effect from 2 June 2011. For personal particulars of the above directors and supervisors, please refer to the Circular published on 13 April 2011.
Following the passing of the Resolutions, the Board held its first meeting of the sixth session of the and approved (i) the appointment of Mr. Xu Xiaoming as the Chairman of the sixth session of the Board; (ii) the appointment of Mr. Lu Minlin, Mr. Liu Xueheng and Ms. Liu Feiming as members of the Audit Committee of the Company and Mr. Lu Minlin as the Chairman, Mr. Lu Minlin as financial specialist and Mr. Guo Xiangdong as secretary of such committee; and (iii) the appointment of Mr. Xu Xiaoming, Mr. Shen Yi, Mr. Lu Minlin, Mr. Liu Xueheng and Ms. Liu Feiming as members of the Remuneration Committee of the Company and Mr. Xu Xiaoming as Chairman and Mr. Guo Xiangdong as secretary of the such committee, all with effect from 2 June 2011 until the Board announces any resignations or changes.
The Supervisory Committee held its first meeting of the sixth session of the Supervisory Committee and approved the appointment of Mr. Xu Ling as the Chairman of the sixth session of the Supervisory Committee.
In addition, as approved by the third meeting of the third session of the trade union plenary committee of the Company, Mr. Liu Xilin has ceased to be a supervisor of the Company elected by staff with effect from 2 June 2011. Mr. Liu has confirmed that he has no disagreement in any or all aspects with the Board and Supervisory Committee, and there are no matters that need to be brought to the attention of the shareholders in relation to his removal. The Board would like to thank Mr. Liu for his valuable contribution to the Company during his term of office. Mr. Chen Jianping and Mr. Xu Huiliang were elected by the third meeting of the third session of the trade union plenary committee of the Company as supervisors elected by staff of the sixth session of the Supervisory Committee with effect from 2 June 2011.
Biographies of Mr. Chen Jianping and Mr. Xu Huiliang are set out below:
Mr. Chen Jianping, aged 44, graduated in economic management from the Guangdong Academy of Social Sciences and is a political engineer. Mr. Chen joined the railway industry in 1989. Mr. Chen has also worked at Guangzhou Railway No. 1 Middle School, Guangzhou Locomotive Sports Association, GRGC and our Company. Mr. Chen’s main positions include serving as secretary of the office of the Trade Union of GRGC, head of the supply department in our Company, vice-secretary of the Party Committee and secretary of the Discipline Inspection and Working Commission of passenger transportation affairs of the Company, deputy head of the secretariat of the office of our Company and Chairman of the Trade Union of the GRGC Mechanized Railway Track Center. Mr. Chen has served as the division head of the Guangzhou passenger transportation division of our Company since 2007.
Mr. Xu Huiliang, aged 48, graduated with an undergraduate degree from Southwest Jiaotong University, majoring in computer technology in 1983 and is a senior engineer. Mr. Xu joined our Company in 1992 and served as a software development engineer in Computer department until 2000. From 2000 to 2009, he served as deputy head of computer information center of our Company. Since 2009, Mr. Xu served as head of information technology of our Company. Mr. Xu obtained several awards including “Leading Young Talent in Science and Technology” awarded by GRGC in 1999, a special subsidy awarded by the State Council in 2001 and the “Mao Yisheng Railway Engineer” award in 2003. Other honors include once first prize and once third prize for science and technology advancement of the Ministry of Railway, once second prize for science and technology advancement of Shenzhen City and twice first prize and twice third prize for science and technology advancement awarded by GRGC.
Mr. Chen and Mr. Xu have no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and have no relationship with any directors, supervisors, senior management or substantial or controlling shareholders of the Company. They did not hold any directorships in any other public listed companies in the last three years or in their members of the group of the companies.
The term of office for Mr. Chen and Mr. Xu shall be the term of the sixth session of the Supervisory Committee. In relation to his role as supervisor, Mr. Chen and Mr. Xu will not be entitled to any remuneration but will be entitled to an annual subsidy of RMB10,000.
Save as disclosed above, there is no information to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and there is no other matter relating to the appointment of Mr. Chen Jianping and Mr. Xu Huiliang that needs to be brought to the attention of the Shareholders.
PAYMENT OF 2010 FINAL DIVIDEND
A final cash dividend of RMB0.09 per share (inclusive of tax) will be distributed to all H shareholders whose names appeared on the register of members of H shares of the Company on 29 April 2011.
The Company would like to make the following statements in respect of the distribution of the Company’s final dividends:
Dividends payable to holders of H shares are calculated in RMB and paid in Hong Kong dollars based on the following formula:

Final Dividend in Hong Kong Dollars	The RMB value of the final dividend

The average closing exchange rate of RMB to Hong Kong dollars as declared by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared
In respect of the Company’s 2010 final dividends to be paid to holders of H shares, the average closing exchange rate of RMB to Hong Kong dollars as quoted by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared (which was 2 June 2011) was RMB1.00 to HK$1.19937 Therefore, the dividend per H share of the Company, being RMB0.09 will be HK$0.10794.
Pursuant to the PRC Enterprise Income Tax Law and Rules for the Implementation of PRC Enterprise Income Tax Law (hereinafter collectively referred to as the “EIT Law”) which took effect on 1 January 2008, non-resident enterprises are subject to income tax on their income from Chinese mainland with an effective tax rate of 10%, which is paid by the Company on its behalf. For this purpose, any H shares registered under the name of non-individual enterprise, including the H shares registered under the name of HKSCC Nominees Limited, other nominees or trustees, or other organizations and entities, shall be deemed as shares held by non-resident enterprise shareholders (as defined under the EIT Law). The Company will distribute the final dividend to non-residential enterprise shareholders subject to a deduction of 10% income tax withheld and paid by the Company on their behalf. The Company disclaims any liability in respect of any claims arising from any delay in, or inaccurate determination of the status of the shareholders or any disputes over the mechanism of withholding.
The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the receiving agent (“Receiving Agent”) of the holders of H shares in Hong Kong to receive on behalf of the holders of H shares in Hong Kong dividends declared in respect of the H shares and to hold the same pending payment in trust for the holders of H shares. Dividends payable to holders of H shares will be paid by the Receiving Agent and dispatched on or before 2 July 2011. Dividends distributed to the holders of H shares by mail shall be posted at the risk of the recipients.
By Order of the Board
Guangshen Railway Company Limited
Guo Xiang Dong
Company Secretary
Shenzhen, the PRC, 2 June 2011
As at the date of this announcement, the Board of the Company consists of:
Executive Directors
Xu Xiaoming
Shen Yi
Luo Qing
Non-executive Directors
Guo Zhuxue
Li Liang
Yu Zhiming
Independent Non-executive Directors
Lu Minlin
Liu Xueheng
Liu Feiming